                                      FORM 11-K

               FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[ X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended         December 31, 1996
                         -------------------------------
                                          OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from              to
                              --------------   ---------------

Commission file number       1-8649
                      -------------------

    A.  The Toro Company Investment and Savings Plan
    B   The Toro Company
        8111 Lyndale Avenue South
        Minneapolis, MN  55420

                                 REQUIRED INFORMATION



The following financial statements shall be furnished for the plan:
 1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
 2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).
 3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).
 4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.



 Note:    A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.


                                  SIGNATURES

 The Plan.   Pursuant to the requirements of the Securities Exchange Act of
1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 The Toro Company Savings and Investment Plan
                                (Name of Plan)

Date  June 30, 1997               /s/ Stephen P. Wolfe
     -------------                --------------------

                                  Stephen P. Wolfe
                                  Vice President - Finance
                                  Chief Financial Officer

                                   THE TORO COMPANY
                             INVESTMENT AND SAVINGS PLAN

                          Financial Statements and Schedule

                         Year ended December 31, 1996 and the
                      five-month period ended December 31, 1995

                             INDEPENDENT AUDITORS' REPORT





The Plan Administrator
The Toro Company Investment and Savings Plan:



We have audited the accompanying statements of net assets available for plan benefits of The Toro Company Investment and Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1996 and the five-month period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the year ended December 31, 1996 and the five-month period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Plan has not presented the schedule of reportable transactions (transactions in excess of 5% of the current value of plan assets at the beginning year). Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





                                  KPMG Peat Marwick LLP




June 24, 1997

                               THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                            Statement of Net Assets Available for Plan Benefits

                                            December 31, 1996


                                                                            Putnam         Putnam        Putnam
                                                               Putnam        Asset          Asset         Asset
                                                               Growth     Allocation     Allocation     Allocation        Putnam
                                                                and          Fund           Fund           Fund          Overseas
                                              Toro Stable      Income      (Growth        (Balanced    (Conservative      Growth
                                              Value Fund        Fund      Portfolio)      Portfolio)    Portfolio)         Fund
---------------------------------------------------------------------------------------------------------------------------------
Assets held by trustee:
   Investments                               $ 37,129,761    28,800,695    6,197,085      8,420,008      4,235,289      4,268,244
---------------------------------------------------------------------------------------------------------------------------------
   Net assets available for plan benefits    $ 37,129,761    28,800,695    6,197,085      8,420,008      4,235,289      4,268,244
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

                                                               The Toro
                                                 Putnam        Company
                                                 Voyager       Common
                                                  Fund          Stock         Total
--------------------------------------------------------------------------------------
Assets held by trustee:
   Investments                                 27,832,278    17,485,950    134,369,310
--------------------------------------------------------------------------------------
   Net assets available for plan benefits      27,832,278    17,485,950    134,369,310
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                               THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                            Statement of Net Assets Available for Plan Benefits

                                            December 31, 1995


                                                                            Putnam         Putnam        Putnam
                                                               Putnam        Asset          Asset         Asset
                                                               Growth     Allocation     Allocation     Allocation        Putnam
                                                                and          Fund           Fund           Fund          Overseas
                                              Toro Stable      Income      (Growth        (Balanced    (Conservative      Growth
                                              Value Fund        Fund      Portfolio)      Portfolio)    Portfolio)         Fund
---------------------------------------------------------------------------------------------------------------------------------
Assets held by trustee:
   Investments                               $ 39,398,061    20,781,618    4,404,954      6,534,932      3,165,037      2,781,412
   Employer contribution receivable                     0             0            0              0              0              0
   Employer contribution receivable                     0             0            0              0              0              0
---------------------------------------------------------------------------------------------------------------------------------
   Net assets available for plan benefits    $ 39,398,061    20,781,618    4,404,954      6,534,932      3,165,037      2,781,412
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

                                                              The Toro
                                                 Putnam        Company
                                                 Voyager       Common      Unallocated
                                                  Fund          Stock      contributions      Total
-----------------------------------------------------------------------------------------------------
Assets held by trustee:
   Investments                                 21,055,823    16,019,914              0    114,141,751
   Employer contribution receivable                     0             0         13,582         13,582
   Employer contribution receivable                     0             0         43,150         43,150
-----------------------------------------------------------------------------------------------------
   Net assets available for plan benefits      21,055,823    16,019,914         56,732    114,198,483
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------




See accompanying notes to financial statements.

                            THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Plan Benefits

                                   Year ended December 31, 1996

                                                                                  Putnam       Putnam        Putnam
                                                                      Putnam       Asset        Asset         Asset
                                                                      Growth     Allocation   Allocation    Allocation      Putnam
                                                                       and          Fund         Fund          Fund       Overseas
                                                       Toro Stable    Income      (Growth      (Balanced   (Conservative   Growth
                                                       Value Fund      Fund      Portfolio)    Portfolio)   Portfolio)      Fund
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
 Interest and dividends, net of plan expenses          $ 1,301,562    2,413,654     327,202     604,156      265,079       57,647
 Net appreciation in the fair value of investments         994,110    2,549,264     588,030     604,983      137,106      484,682
----------------------------------------------------------------------------------------------------------------------------------
   Net investment income                                 2,295,672    4,962,918     915,232   1,209,139      402,185      542,329

Employer contributions                                     384,011      725,942     172,030     201,917       51,918      119,329
Employee contributions                                     645,683    1,499,130     424,444     429,955      113,006      317,597
Rollover contributions                                       5,207       31,931      12,209      11,871       10,776       11,621
----------------------------------------------------------------------------------------------------------------------------------
   Total contributions                                   1,034,901    2,257,003     608,683     643,743      175,700      448,547

Benefit payments                                        (2,801,479)    (824,506)    (62,915)   (195,030)     (65,457)     (58,254)
Transfers between funds                                 (2,826,759)   1,570,320     327,212     225,541      556,141      541,765
Transfers from other plans                                  29,365       53,342       3,919       1,683        1,683       12,445
----------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
      available for plan benefits                       (2,268,300)   8,019,077   1,792,131   1,885,076    1,070,252    1,486,832

Net assets available for plan benefits:
   Beginning of year                                    39,398,061   20,781,618   4,404,954   6,534,932    3,165,037    2,781,412
----------------------------------------------------------------------------------------------------------------------------------
   End of year                                        $ 37,129,761   28,800,695   6,197,085   8,420,008    4,235,289    4,268,244
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


                                                                     The Toro
                                                        Putnam        Company
                                                        Voyager       Common      Unallocated
                                                         Fund          Stock      contributions          Total
--------------------------------------------------------------------------------------------------------------
Investment income:
 Interest and dividends, net of plan expenses          1,747,782      235,428                0       6,952,510
 Net appreciation in the fair value of investments     1,216,708    1,793,168                0       8,368,051
--------------------------------------------------------------------------------------------------------------
   Net investment income                               2,964,490    2,028,596                0      15,320,561

Employer contributions                                   791,504    1,781,729                0       4,228,380
Employee contributions                                 2,123,524      272,353                0       5,825,692
Rollover contributions                                    66,833        4,511                0         154,959
--------------------------------------------------------------------------------------------------------------
   Total contributions                                 2,981,861    2,058,593                0      10,209,031

Benefit payments                                        (806,314)    (983,527)               0      (5,797,482)
Transfers between funds                                1,314,305   (1,651,793)         (56,732)              0
Transfers from other plans                               322,113       14,167                0         438,717
--------------------------------------------------------------------------------------------------------------
   Increase (decrease) in net assets                   6,776,455    1,466,036          (56,732)     20,170,827
      available for plan benefits

Net assets available for plan benefits:
   Beginning of year                                 21,055,823    16,019,914           56,732     114,198,483
--------------------------------------------------------------------------------------------------------------
   End of year                                       27,832,278    17,485,950                0     134,369,310
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                            THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

                  Statement of Changes in Net Assets Available for Plan Benefits

                             Five-month period ended December 31, 1995

                                                                                  Putnam       Putnam        Putnam
                                                                      Putnam       Asset        Asset         Asset
                                                                      Growth     Allocation   Allocation    Allocation      Putnam
                                                                       and          Fund         Fund          Fund       Overseas
                                                       Toro Stable    Income      (Growth      (Balanced   (Conservative   Growth
                                                       Value Fund      Fund      Portfolio)    Portfolio)   Portfolio)      Fund
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
 Interest and dividends, net of plan expenses          $ 1,221,334    1,112,039     192,575     309,307      130,075       54,604
 Net appreciation in the fair value of investments               0    1,065,772      89,045     108,071       60,389      101,675
----------------------------------------------------------------------------------------------------------------------------------
   Net investment income                                 1,221,334    2,177,811     281,620     417,378      190,464      156,279

Employer contributions                                      94,133      152,050      36,922      42,522       10,867       22,339
Employee contributions                                     350,532      698,337     210,265     213,293       52,778      154,587
Rollover contributions                                       2,760        8,134         709           0            0        7,808
----------------------------------------------------------------------------------------------------------------------------------
   Total contributions                                     447,425      858,521     247,896     255,815       63,645      184,734

Benefit payments                                        (3,263,682)    (210,490)    (40,184)    (24,399)      (6,146)      (7,280)
Transfers between funds                                (36,275,502)  10,368,725  (1,264,864)  5,886,138    2,917,074    2,447,679
Transfers from other plans                              30,894,325    2,662,790     876,733           0            0            0
----------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
      available for plan benefits                       (6,976,100)  15,857,357     101,201   6,534,932    3,165,037    2,781,412

Net assets available for plan benefits:
   Beginning of period                                  46,374,161    4,924,261   4,303,753           0            0            0
----------------------------------------------------------------------------------------------------------------------------------
   End of period                                      $ 39,398,061   20,781,618   4,404,954   6,534,932    3,165,037    2,781,412
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


                                                                     The Toro
                                                        Putnam        Company
                                                        Voyager       Common      Unallocated
                                                         Fund          Stock      contributions          Total
--------------------------------------------------------------------------------------------------------------
Investment income:
 Interest and dividends, net of plan expenses          1,112,269       63,836                0       4,196,039
 Net appreciation in the fair value of investments       837,371    2,091,930                0       4,354,253
--------------------------------------------------------------------------------------------------------------
   Net investment income                               1,949,640    2,155,766                0       8,550,292

Employer contributions                                   152,177      175,902           13,582         700,494
Employee contributions                                   978,443      128,069           43,150       2,829,454
Rollover contributions                                    29,317            0                0          48,728
--------------------------------------------------------------------------------------------------------------
   Total contributions                                 1,159,937      303,971           56,732       3,578,676

Benefit payments                                        (202,592)    (817,684)               0      (4,572,457)
Transfers between funds                               18,148,838    2,027,479       (4,255,567)              0
Transfers from other plans                                     0   12,350,382        2,029,099      48,813,329
--------------------------------------------------------------------------------------------------------------
   Increase (decrease) in net assets                                                                         0
      available for plan benefits                    21,055,823    16,019,914       (2,169,736)     56,369,840

Net assets available for plan benefits:
   Beginning of period                                        0             0        2,226,468      57,828,643
--------------------------------------------------------------------------------------------------------------
   End of period                                     21,055,823    16,019,914           56,732     114,198,483
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                  THE TORO COMPANY
                             INVESTMENT AND SAVINGS PLAN

                            Notes to Financial Statements

                              December 31, 1996 and 1995


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF STATEMENT PRESENTATION

    Effective August 1, 1995, The Toro Company (the Company) merged four of its profit sharing and retirement plans (the Toro Company Profit Sharing Plan and Trust Agreement for Minneapolis Factory Employees, the Toro Company Profit Sharing Plan and Trust Agreement for Windom Factory Employees, the Toro Company Profit Sharing Plan and Trust Agreement for Hourly Employees, and the Toro Company Matching Stock Plan) with the Toro Company Profit Sharing Plan and Trust Agreement for Office Employees. As a result of this merger, the net assets of the four plans were transferred to the Toro Company Profit Sharing Plan and Trust Agreement for Office Employees on August 1, 1995. The surviving plan, The Toro Company Profit Sharing Plan and Trust Agreement for Office Employees, was then renamed and restated as the Toro Company Investment and Savings Plan (the Plan).


    The fiscal year end of the Plan was changed from July 31st to December 31st effective August 1, 1995. The periods presented in the accompanying financial statements of the Plan represent the transitional period for the change in the Plan's fiscal year and includes statements of net assets available for plan benefits as of December 31, 1996 and 1995 and statements of changes in net assets available for plan benefits for the year ended December 31, 1996 and the five-month period ended December 31, 1995.

    The accompanying financial statements of the Plan are presented in accordance with generally accepted accounting principles.

    INVESTMENTS

    Currently, the Company maintains one fund, the Toro Stable Value Fund, within the master trust agreement for three profit sharing and retirement plans which are sponsored by the Company. The three plans include the Toro Company Profit Sharing Plan and Trust Agreement for Plymouth Union Employees, the Toro Company Investment and Savings Plan, and the Toro Company Employee Stock Ownership Plan. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

    On August 1, 1995, the investment assets of the Toro Company Profit Sharing
       Plan and Trust Agreement for Minneapolis Factory Employees, the Toro Company Profit Sharing Plan and Trust Agreement for Windom Factory Employees, the Toro Company Profit Sharing Plan and Trust Agreement for Hourly Employees, and the Toro Company Matching Stock Plan were transferred to the Plan.

                                                                     (Continued)

                                  THE TORO COMPANY
                             INVESTMENT AND SAVINGS PLAN


    The Plan's investments were held by Putnam Fiduciary Trust Company (the
       Trustee) as of December 31, 1996. Plan investments are invested in the following investment funds:

       (a) The Toro Stable Value Fund is invested in investment contracts with insurance companies, major banks, and other financial institutions. The fund's holdings may also include U.S. government agency mortgage-backed securities, AAA-rated asset-backed securities, high-quality debt securities, and money market investments.

       (b) The Putnam Growth and Income Fund is invested in common stock of companies with current income and capital growth.

       (c) The Putnam Asset Allocation Fund (Growth Portfolio) is invested in approximately 80% equity securities (primarily common stock) and 20% debt securities.

       (d) The Putnam Asset Allocation Fund (Balanced Portfolio) is invested in approximately 65% equity securities (primarily common stock) and 35% debt securities.

       (e) The Putnam Asset Allocation Fund (Conservative Portfolio) is invested in approximately 35% equity securities (primarily common stock) and 65% debt securities.

       (f) The Putnam Overseas Growth Fund is invested primarily in equity securities of companies located outside North America.

       (g) The Putnam Voyager Fund is invested primarily in common stocks of small to medium sized companies that have the potential for long-term capital appreciation.

       (h)  The Toro Company's common stock.

    The Plan's share of net investment income from the master trust is determined by the Trustee based on the ratio of the fair value of the Plan's equity in the investment funds to the total net assets of the investment fund at the beginning of the plan year.

    The investment securities are stated at market values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

    The short term securities of the Toro Stable Value Fund are stated at cost, which approximates market. The Toro Stable Value Fund includes various fully benefit responsive investment contracts. These contracts are valued in the Plan at contract value, which includes cost plus accrued interest. These contracts have stated interest rates ranging from 5.41% to 8.98% and maturities ranging from the year 1997 through the year 2001.

                                                                     (Continued)

                                   THE TORO COMPANY
                             INVESTMENT AND SAVINGS PLAN


ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) DESCRIPTION OF PLAN

    The Plan is a defined contribution profit sharing plan sponsored by the Company. The Company, as administrator of the Plan, absorbs the major portion of administrative costs and trustee fees of the Plan.

    A general description of the Plan is contained in the Plan document dated
       July 20, 1995. Participants should refer to the Plan document for more complete information.

    Contributions are made under control of the plan administrator. Unallocated contributions represent contributions receivable which have not yet been allocated to the above-mentioned funds in the participants' predetermined allocation percentages. The allocation of the participants' and Company contributions to these investment funds is selected by the participants.

    Benefit payments and transfers of participants' interests are made under control of the Trustee. Company matching contributions, together with income attributable thereto, will vest at the rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

(3) CONTRIBUTIONS

    The Company's funding policy is to make annual contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants' total compensation earned during the plan year plus 5.5% of the participants' compensation above the Social Security taxable wage base as of the beginning of the plan year. In addition, the Company is required to make a matching contribution equal to 50% of the participants' contributions to the Plan not to exceed two percent of the participant's total compensation. The contribution formula specifies a minimum annual contribution to the Plan. The Company contribution is allocated to participants based on compensation earned during the plan year. Investment income is allocated based on participants' account balances.

    The employee contributions consist of salary reduction elections under a 401(k) feature and rollover funds from other qualified plans.

                                                                     (Continued)

                                   THE TORO COMPANY
                             INVESTMENT AND SAVINGS PLAN


(4) PARTY-IN-INTEREST TRANSACTIONS

    Putnam Fiduciary Trust Company and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan's legal counsel, transactions between the Plan and the Trustee and the Company are exempt from being considered as "prohibited transactions" under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

(5) PLAN TERMINATION

    The Company has voluntarily agreed to make contributions to the Plan.
       Although the Company has not expressed any intent to terminate the profit sharing plan agreement, it may do so at any time. Upon termination of the Plan, the interest of the participants in the Plan shall fully vest.

(6) INVESTMENTS

    Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the master trust.

    Guaranteed investment contracts of the Toro Stable Value Fund of $2,132,761 issued by Confederation Life Insurance Company (CL) were held as of December 31, 1996. On August 12, 1994, CL was placed under court supervised rehabilitation. Beginning August 1, 1995, payments from the CL annuity contracts have been suspended pending further court action until such time as the fair market value of the CL annuity contracts can be determined. The action suspending distributions was consistent with procedures published by the Internal Revenue Service. Effective August 1, 1995, a loan agreement has been established between the Company and the Plan providing the Company to fund payments to plan participants (or their beneficiaries) for 100% of the interests of plan participants in the CL annuity contracts based on the valuation of the CL annuity contracts as of August 11, 1994.

    The CL annuity contracts are recorded in the accompanying financial statements and schedule at cost plus accrued interest as of August 11, 1994. No earnings have been recorded in the Plan's financial statements since August 11, 1994 related to these contracts.

    As of the date of this report, the Company is not aware of any principal loss associated with these investments. Accordingly, no provision for loss on the CL annuity contracts has been recognized in the accompanying financial statements.

                                                                     (Continued)

                                   THE TORO COMPANY
                             INVESTMENT AND SAVINGS PLAN


    The net assets available for benefits of the master trust totaled
       $38,396,941 at December 31, 1996.

    The net assets available for benefits of the master trust at December 31, 1995 were as follows:


                                                         Toro Stable
                                                          Value Fund
         -----------------------------------------------------------

         Investments:
           Short term investment funds                      $824,163
           Separate accounts                               4,502,914
           Guaranteed investment contracts                35,200,461
         -----------------------------------------------------------

              Total assets available for benefits        $40,527,538
         -----------------------------------------------------------
         -----------------------------------------------------------

    The changes in net assets available for benefits of the master trust for the year ended December 31, 1996 were as follows:

                                                         Toro Stable
                                                          Value Fund
         -----------------------------------------------------------

         Investment income (interest and dividends)       $2,379,455
         Deposits by participating plans                   1,085,723
         Withdrawals by participating plans               (5,595,775)
         ------------------------------------------------------------
            Decrease in net assets                        (2,130,597)

         Net assets available for benefits:
            Beginning of year                             40,527,538
         -----------------------------------------------------------

            End of period year                           $38,396,941
         -----------------------------------------------------------
         -----------------------------------------------------------

                                                                     (Continued)

                                   THE TORO COMPANY
                             INVESTMENT AND SAVINGS PLAN


    The changes in net assets available for benefits of the master trust for the year ended December 31, 1995 were as follows:



                                                         Toro Stable
                                                          Value Fund
         -----------------------------------------------------------

         Investment income (interest and dividends)       $1,251,849
         Deposits by participating plans                   3,288,117
         Withdrawals by participating plans              (42,581,535)
         -----------------------------------------------------------
            Decrease in net assets                       (38,041,569)

         Net assets available for benefits:
            Beginning of year                             78,569,107
         -----------------------------------------------------------

            End of year                                  $40,527,538
         -----------------------------------------------------------
         -----------------------------------------------------------


    The Plan's proportionate share of net investment income from the master trust is based upon the percentage of the fair value of the Plan's investment in the master trust's assets. The Plan's percentage interest in the net assets of the master trust was approximately 97% as of December 31, 1996.

    The following investments represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 1996:


          Toro Stable Value Fund                                  $37,129,761
          Putnam Growth and Income Fund                            28,800,695
          Putnam Asset Allocation Fund (Balanced Portfolio)         8,420,008
          Putnam Voyager Fund                                      27,832,278
          The Toro Company common stock                            17,485,950


(7) FEDERAL INCOME TAXES

    The plan administrator has received a determination letter from the Internal Revenue Service dated July 18, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income taxes under
       Section 501(a) of the Code. The plan administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes.

                                                                      SCHEDULE 1


                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

            Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1996

                                                            Face amount                             Market
Description                                                  or shares            Cost               value
--------------------------------------------------------------------------------------------------------------
Toro Stable Value Fund*                                     36,048,312       $  36,171,281         37,129,761
Putnam Growth and Income Fund*                               1,598,263          25,091,973         28,800,695
Putnam Asset Allocation Fund (Growth Portfolio)*               551,833           5,459,628          6,197,085
Putnam Asset Allocation Fund (Balanced Portfolio)*             802,670           7,739,733          8,420,008
Putnam Asset Allocation Fund (Conservative Portfolio)*         442,097           4,053,325          4,235,289
Putnam Overseas Growth Fund*                                   283,982           3,698,280          4,268,244
Putnam Voyager Fund*                                         1,726,568          26,018,927         27,832,278
The Toro Company common stock*                                 479,067          11,647,495         17,485,950
--------------------------------------------------------------------------------------------------------------

     Total investments                                                       $ 119,880,642        134,369,310
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

*Party-in-interest.


See accompanying independent auditor's report.




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